 Yieldstreet
Prism Fund

Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Build a fixed-income portfolio spread across multiple asset classes with a single investment.

Currently, the Fund has raised over $67 million and has holdings in six asset classes: Art, Commercial, Consumer, Legal, Real Estate, and Corporates. To date, three distributions of $0.175 per share (June, September and December of 2020) and one distribution of $0.20 (March 2021) have been made. The next distribution is expected to be paid in June 2021.[1]

Distribution rate
8%[1]

Fund termination date[2]
March 2024

Minimum investment
$1k

[Invest]

No offers will be made to or accepted from investors residing in or located in NE or ND at this time.[6]
Quarterly distributions may exceed the Fund's earnings, which may cause a portion of the Fund's distributions to be a return of the money originally invested[1]

Highlights



Quarterly distributions

Distributions are expected to be made to investors quarterly, subject to the authorization of the Fund's Board of Directors. Cash distributions are automatically reinvested into the Fund through our Dividend Reinvestment Program (DRIP); however, you may choose to opt-out of the DRIP at any time to receive the distributions in cash.



Transparent fee structure

Total annual fees of 1.5%. No load or redemption fees. Management fees and expenses are only charged on invested assets. No fees are charged for cash in the Fund that is not invested.

View fee breakdown



Option for limited liquidity

Beginning May 2021, and on a quarterly basis thereafter, the Fund may offer to repurchase a limited number of shares from existing investors, subject to approval by the Fund's Board of Directors and to certain limitations outlined in the Fund's prospectus.[3]

Exclusively available through Yieldstreet

Yieldstreet strives to bring investors innovative and exclusive investing opportunities. Access to the Fund, which is focused on income generation, is available exclusively, at Yieldstreet.

Asset allocation

The Fund's primary objective is to generate income for investors and, as a secondary objective, to achieve capital appreciation. To achieve these objectives, the Fund allocates its assets with a focus on income, seeking asset-backed and cash flow-backed opportunities across asset classes.

[View Fund Strategy]



Asset allocation
As of 4/30/21

- Real Estate 27.6%
- Consumer 15.5%
- Legal Finance 7.1%
- Art 6.8%
- Corporates 15.6%
- Commercial 11.4%
- Cash 16.0%

A snapshot of the top holdings
As of 4/30/21

Holding	Asset class	Yield	Value	
#1	Art	8.25%	$4,570,000	›

#2	Real Estate	10.86%	$4,500,000	>
#3	Consumer	13.00%	$4,000,000	>
#4	Real Estate	8.75%	$4,000,000	>
#5	Commercial	9.75%	$3,420,000	>

Current and future holdings are subject to change and risk. Figures are based on the Fund's net assets and unaudited values.

Fund Prospectus

To familiarize yourself with the details of the Yieldstreet Prism Fund and the risks associated therewith, prior to investing, we strongly suggest that you carefully review the Prospectus in full, including the risk factors section.

Download Prospectus

How to invest

1 →

Set-up your account

Go to Yieldstreet's website and set-up your account. This helps to ensure a seamless investing process.

2 →

Submit your investment

Enter your desired allocation amount and submit your request.

3 →

Investment goes active

Once we receive your funds, your investment will go active in your Yieldstreet portfolio.

Invest at Yieldstreet

Join thousands of unique investors that have already invested in the Fund.

Invest

Resources

Watch a detailed overview of the fund strategy



The Yieldstreet Prism Fund: A Deep Dive
from Yieldstreet

The Yieldstreet
Prism Fund:

Key documents

Fund Prospectus	
Yieldstreet Prism Fund FAQ	





















A Deep Dive
47:19

Investment Strategy

Additional documents

Distribution Notice 19(a)1 for June 12, 2020 Payment

Distribution Notice 19(a)1 for Sept 2020

Distribution Notice 19(a)1 for December 2020

Distribution Notice 19(a)1 for March 2021

Holdings as of March 31, 2020

Holdings as of June 30, 2020

Holdings as of September 30, 2020

Holdings as of December 31, 2020

Holdings as of April 30, 2021

Form 8937 (amended)

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

1 Reflects the quarterly distribution of $0.20 declared by the Fund's Board of Directors on November 12, 2020, to be paid on March 17, 2021, to stockholders of record as of March 10, 2021 and is based on the Fund's net asset value of $9.92 per share as of September 30, 2020. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

2 The Fund will cease investing and seek to liquidate its remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

3 The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's Board of Directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to no more than 20% of the weighted average number of shares outstanding [read more]

4 The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters.

5 The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) [read more]

6 The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons residing or located in such states. No subscription for the sale of Fund shares will be accepted from any person residing or located in Nebraska or North Dakota.

7 The Yieldstreet Prism Fund is a non-diversified closed-end fund for the purposes of the Investment Company Act of 1940, as amended ("'40 Act"), and is therefore not a '40 Act "diversified" product.

8 As a result of the continued change in market conditions, and our current investment strategy, we do not intend to use any leverage for our portfolio Investments for the next twelve (12) months following August 6, 2020, as documented in the Prospectus.

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300 Park Ave, 15th Floor, New York, NY 10022 844-943-5378 investments@yieldstreetprismfund.com

Fee breakdown

Annual management fee	1.0%
Max annual admin expense	0.5%
Annual leverage expense	0%
Total fees:	**1.5%**

Management fees and administrative expenses are paid by the Fund and are not deducted from distributions.



Holding #1

The investment, originated by Athena Art Finance Corp., an affiliate of Yieldstreet, is secured by a diversified pool of fifteen blue-chip artworks. The investment has a minimum coupon of 8.25% per annum over a term of 36 months. In October 2020, the Fund increased its original participation of $4.175M to $4.57M in order to finance the purchase of two new pieces of artwork collateral added to the pool.

Asset class
Art

Value
$4,570,000

Yield
8.25%

% of Fund
6.90%

Close



Holding #2

The investment is a $4.5 million participation in a $22.7 million first mortgage loan. The underlying loan is secured by 1490 residential lots and a first lien on all profits (equity cash flows) from two to-be-developed single family rental (SFR) communities. The loan has an initial term of 24 months with one 12-month extension option. The Fund is expected to receive interest payments at a minimum annualized rate of 10.86%.

Asset class
Real Estate

Value
$4,500,000

Yield
10.86%

% of Fund
6.79%

Close



Holding #3

The investment is a $4M assignment in the subordinated portion of a $145M credit facility secured by consumer installment loans, title loans, and cash advances. The borrower is an SPV that is wholly-owned by an Ohio-based lender to specialty consumer finance companies that has been in business since 2005. The Fund is expected to receive weekly interest payments at a target annualized rate of 13%. The facility has a 24-month revolving period followed by a 12-month amortization period.

Asset class	Value
Consumer	**$4,000,000**

Yield	% of Fund
13.00%	**6.03%**

Close



Holding #4

The investment is for $4.0 million of a $6.2 million loan secured by an occupied single-tenant industrial property in Kings Mountain, NC. The property is occupied with a lease in place until 2030. The credit tenant is an A3 rated multinational equipment manufacturer and provided a corporate guaranty to the lease. The loan has an initial term of 12 months with one 6-month extension option. The Fund is expected to receive interest payments at a minimum annualized rate of 8.75%.

Asset class	Value
Real Estate	**$4,000,000**

Yield	% of Fund
8.75%	**6.04%**

Close



Holding #5

The investment is a partially funded $5M term loan secured by a first lien on all the assets of a company leasing mainly luxury and exotic vehicles, with an expected maturity of 30 months. The facility bears interest at a 9.75% target annualized interest rate. The loan is expected to be used by the borrower to purchase additional vehicles.

Asset class
Commercial

Value
$3,420,000

Yield
9.75%

% of Fund
5.16%

Close